Mail Stop 4720

November 17, 2009

George S. Rapp, EVP and Chief Financial Officer
Harleysville National Corp.
483 Main Street
Harleysville, PA 19438

      Re: **Harleysville National Corp.**
           Form 10-K for Fiscal Year Ended
           December 31, 2008

Dear Mr. Rapp:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Amit Pande
      Accounting Branch Chief